

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2011

Via E-Mail
Edwin G. Morrow
Chief Executive Officer and Director
Monte Resources Inc.
1002 Ermine Court
South Lake Tahoe, CA 96150

> **Re:** **Monte Resources Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 1, 2011**
> **File No. 333-172989**

Dear Mr. Morrow:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.

2.   Please make relevant updates with each amendment. For example, and without limitation, please update your selected financial information at page 5, and update your references to your net loss in your risk factors disclosure. In that regard, we note that you have provided such information as of November 30, 2010.

3.   We note your amended Form S-1 filed on July 1, 2011 includes unaudited interim financial statements for the period ended February 28, 2011. Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X.

4.   We note your response to prior comment 3 from our letter dated April 19, 2011, and the statement in your response that you relied on an engineering report from Donald W. Tully for the property disclosure in drafting the prospectus. We also note your statement that Mr. Morrow has not visited the property but has instead relied on such engineering report, and your statement in response to prior comment 26 that such report was written in 1981, and that the author is no longer practicing. Please revise your filing to clarify, if true, that the information that you have provided in the filing regarding the property is based on information from 1981, and provide risk factor disclosure with respect to all material risks. In that regard, we note your disclosure at page 25 that you have decided to proceed with the exploration program recommended by the geological report.

5.   We note your response to prior comment 4 from our letter dated April 19, 2011. Please revise your disclosure to include in your filing the information that you provided in such response.

6.   We note your response to prior comment 5 from our letter dated April 19, 2011, including your reference to Mr. Morrow's initial contact with the property.   Please explain to us how Mr. Morrow came into contact with the property. In that regard, we note your disclosure at page 8 that Mr. Morrow has not visited the property, and your disclosure at page 30 that he lives in California.

7.   We note your response to prior comments 6 and 7 from our letter dated April 19, 2011, and reissue such comments with respect to your named legal counsel. If counsel has the experience described in such comments, please describe the circumstances to us in necessary detail.

Risk Factors, page 6

Our Stock is a Penny Stock…., page 11

8.   We note that you have removed from your filing risk factor disclosure related to requirements imposed on broker-dealers in connection with sales of penny stocks. Please revise your filing to include such information, or tell us why such requirements do not pose any material risks.

Plan of Distribution, page 13

9.   We note your response to prior comment 12 from our letter dated April 19, 2011, and reissue such comment. In that regard, we note your statement at page 14 that the selling stockholder also may transfer the shares of common stock in other circumstances, in

which case the transferees, pledges or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus. Please explain to us the basis for such use of the prospectus, or revise to clarify that you will file a Rule 424(b) prospectus supplement to post-effectively update the selling shareholder table to reflect a transfer from a previously identified selling shareholder.

Management's Discussion and Analysis or Plan of Operation, page 25

10.   We note your plan of operations and liquidity and capital resources disclosure refers to financial information for the fiscal year ended November 30, 2010. Please revise this disclosure to include a discussion related to the most recent interim financial results presented in your registration statement. Refer to Item 303(b) of Regulation S-K.

Directors and Executive Officers, page 27

11.   We note your revised disclosure at page 27 regarding Liberty Coal Energy Corp., which appears to contain a typographical error. In that regard, we note that your filing indicates that "Liberty is an early stage coal company which currently has…" and then omits the related information. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bob Carroll at (202) 551-3362, or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Frederick Bauman